ROBERTO RODRIGUES COSTA
Rua Fernandes Tourinho, 735 – Sala 803 - Funcionarios
Belo Horizonte/MG – Brazil - CEP 30112-000
Telephone: 55 31 3287 3734 ; CELL: 55 31 9973 0637

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2011 for the year ended December 31, 2010 of the description of the report titled "Technical Report on the Vila Nova Iron Ore Project, Amapa State, Brazil" and dated July 31, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Report in written disclosure filed by Eldorado Gold Corporation and the description of certain mineral reserve and resource estimates and other information pertaining to the Vila Nova Iron Ore Project and to the use of my name in this annual report as a named expert.

Dated as of the 30th day of March 2011

RCosta

Roberto Rodrigues Costa
Mining and Metallurgical Engineer